Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

March 26, 2025

Ms. Soo Im-Tang
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisor Managed Portfolios (the “Trust”)
Securities Act File No: 333-270997
Investment Company Act File No: 811-23859
BHILL Fund

Dear Ms. Im-Tang:
This correspondence is being filed in response to comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) on February 7, 2025, with respect to Post-Effective Amendment No. 60 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A, which was filed on December 20, 2024 for the purpose of adding one new series to the Trust, the BHILL Fund (the “Fund”) (SEC Accession No. 0000894189-24-007538).
For your convenience, the Staff’s comments have been reproduced below in bold typeface immediately followed by the Trust’s responses. Unless otherwise noted, capitalized terms have the same meaning as in the Amendment. Where comments relate to or involve language that is repeated or restated in the Fund’s prospectus or statement of additional information, the Trust will make corresponding and consistent changes as appropriate throughout each document.

Comment 1. Please update the cover to provide the date and ticker symbol. Also provide the Trust’s response to these comments at least 5 business days before the date of effectiveness. Please be advised that comments provided for one section apply to identical disclosure throughout the registration statement.

Response: The Trust confirms that the date and ticker symbol have been added to the cover pages of the prospectus and statement of additional information (“SAI”).

Comment 2. Please include a footnote to the expense table stating that the other expenses are based on estimated amounts for the current fiscal year.

Response: The Trust confirms that a footnote was added to the expense table in the prospectus stating that the other expenses are based on estimated amounts for the current fiscal year.

Comment 3. In footnote 1 to the expense table, please explain how participants in a wrap program can obtain information about the applicable wrap fees.

Response: The Trust has added the following disclosure to footnote 1 to the expense table in the prospectus:

For additional information regarding separately managed account/ wrap fees please refer to the wrap brochure from the Fund’s advisor and/or your wrap sponsor.

Comment 4. Since the Advisor charges no management fee, please revise references to the fee waiver and expense reimbursement to remove references to fee waiver.

Response: The Trust confirms that all references to fee waiver have been removed.

Comment 5. Please provide a completed expense table at least 5 business days before effectiveness.

Response: The completed expense table and expense example are as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.00%
Distribution and Service (Rule 12b-1) Fees	None
Other Expenses[1]	0.41%
Acquired Fund Fees and Expenses	0.59%
Total Annual Fund Operating Expenses After Expense Reimbursements	1.00%
Expense Reimbursements[2]	(0.41)%
Total Annual Fund Operating Expenses	0.59%[3]
1 Based on estimated amounts for the current fiscal year.
2The Fund’s advisor, Bramshill Investments, LLC (“Bramshill” or the “Advisor”), has contractually agreed to waive all fees and pay or reimburse all fees and expenses of the Fund, except extraordinary expenses, indefinitely. Extraordinary expenses may include Dividend Expense., Interest Expense, Acquired Fund Fees and Expenses and certain other Fund expenses.
3 Please note that the Fund is an investment option for certain “wrap-fee” programs or other separately managed account clients for which the Advisor receives compensation pursuant to separate management agreements. Wrap-fee program participants pay a “wrap-fee” to the sponsor of the program which typically covers investment advice and transaction costs on trades executed with the sponsor or designated broker-dealers. You should read carefully the wrap-fee or other program brochure provided to you by your program sponsor or investment advisor. The brochure is required to include information about the fees charged to you and, in case of wrap-fee program, the fees paid by the sponsor to the Fund’s advisor.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The amounts calculated in the Example would be the same even if the assumed investment was not redeemed at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$60	$234

Comment 6. In the Principal Investment Strategies of the Fund section, there is a reference to mortgage-based securities and high yield (junk bonds). If the Fund will be investing in subprime mortgages, please include a discussion in this section and include additional risk disclosure as appropriate.

Response: The Trust confirms that the Fund will not invest in subprime mortgages as a principal investment strategy.

Comment 7. In the Principal Investment Strategies of the Fund section, there is a statement that the Fund implements a tactical fixed income strategy, actively managing the portfolio by rotating among asset classes and tactically hedging during various interest rate and market environments. Please restate this sentence in plain English.

Response: The Trust has revised the statement as follows:

The Fund implements a tactical fixed income strategy that seeks to maximize total return across different types of fixed income products and, based on market conditions, may also hold cash and cash equivalents. The Fund’s investments are comprised of an actively managed portfolio of income-producing securities.

Comment 8. In the Principal Investment Strategies of the Fund section, disclose what percentage of the Fund’s assets may be invested in high yield/junk bonds.

Response: The Trust has added the following disclosure to the Principal Investment Strategies section of the prospectus:

The Fund may invest up to 100% of its assets in high yield bonds (i.e., junk bonds), which are defined as corporate bonds rated below Baa by Moody’s, or equivalently rated by S&P or Fitch, or, if unrated, determined by the Fund’s advisor to be of comparable quality.

Comment 9. In the Principal Investment Strategies of the Fund section, disclose the maximum percentage of the Fund’s assets that may be invested in foreign issuers. If these investments include emerging market issuers please include such disclosure here and add additional risk disclosure as appropriate.

Response: The Trust confirms there will be no emerging markets exposure and has revised the disclosure in the Principal Investment Strategies section of the prospectus as follows (underlined text is new):

The Fund may also invest up to 10% of its assets in securities of foreign issuers of U.S. dollar denominated fixed income securities.

Comment 10. In the Principal Investment Strategies of the Fund section, the Staff notes that the Fund may invest in fixed-income securities of any duration or maturity. If the Fund may also invest in securities of any quality consider adding that information here.

Response: The Trust has revised the Principal Investment Strategies section of the prospectus as shown below (underlined text is new):

The Fund may invest in fixed-income securities of any duration,~~or~~ maturity or quality.

Comment 11. In the Principal Investment Strategies of the Fund section, provide a brief definition of duration and maturity. Consider the definition that was provided under the Interest Rate Risk disclosure.

Response: The Trust has added the following definitions to the Principal Investment Strategies section of the prospectus:

Duration is a measure of the sensitivity of a fixed income security’s price to changes in interest rates that incorporates a security’s yield, coupon, final maturity, and call features, among other characteristics. The longer a fixed-income security’s duration, the more sensitive it will be to changes in interest rates. Maturity is the date on which a fixed-income security becomes due for payment of principal.

Comment 12. In the Principal Investment Strategies of the Fund section, provide an example of the impact of duration on a holding.

Response: The Trust has added the following example to the Principal Investment Strategies section of the prospectus:

For example, if interest rates were to rise by 1% the price of a fixed income security with a duration of 5 years would be expected to fall 5% and, if interest rates were to fall by 1%, the price of the security would be expected to rise by 5%.

Comment 13. In the Principal Investment Strategies of the Fund section, please define the term Bramshill in the first instance that it is used.

Response: The Trust has revised the references to the Fund’s investment advisor so that a consistent defined term is used throughout the summary section of the prospectus.

Comment 14. In the Principal Investment Strategies of the Fund section, it states that the Fund may maintain up to 100% of its assets in a single mutual fund, ETF or closed-end fund. (a) Please confirm the accuracy of this statement in light of the first sentence of this section, which states that the Fund will invest in a mix of securities. (b) Please explain under what circumstances may the Fund be invested in a single fund. (c) Include appropriate risk disclosure that corresponds with the Fund’s investment of 100% of assets in a single asset class. Also, if accurate, please disclose the Fund’s non-diversified status and include a corresponding risk.

Response: The Fund is a completion fund that will serve as an allocated investment for certain separately managed accounts. While it would not be common, there is the possibility that the allocation to the Fund are very small amounts. In such an instance, it is possible that the portfolio managers for the Fund could allocate the entire portfolio to a single underlying fund. Given this possibility, the principal investments strategy language has been revised as shown below. The Trust represents that appropriate risk disclosure is already included.

The Fund generally invests ~~primarily~~ in a mix of mutual funds, exchange-traded funds (“ETFs”), and closed-end funds that invest in domestic fixed income securities and may also make direct investments in fixed income securities. From time to time, the Fund may maintain up to 100% of its assets in a single mutual fund, ETF, or closed-end fund.

Comment 15. Consider whether it is appropriate to include risk disclosure regarding the current economic environment, which may include a reference to higher interest rates and/or inflation.

Response: The Trust confirms that it is not necessary to include general market risk other than what has already been included in the principal risk disclosure.

Comment 16. Will the Fund invest, as a principal strategy, in distressed or defaulted securities? If so, please include additional disclosure in the principal strategy section.

Response: The Trust confirms that the Fund will not, as a principal strategy, invest in distressed or defaulted securities.

Comment 17. In the ETF Risk disclosure, please consider including language discussing the risk presented where all or a portion of the ETF’s underlying securities trade in a market that is closed while the ETF’s trading market is open. Please consider that there may be changes between the last quoted price for the underlying security and the value of such underlying security during the ETF securities domestic trading day. In addition, please note that this can lead to differences in the market price of ETF shares and the underlying value of those shares.

Response: The Trust has added the following disclosure to its ETF Risk disclosure.

To the extent that all or a portion of an ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading is open, there may be changes between the last quote from the closed foreign market and the value of such security during the ETF’s domestic trading day. In turn, this could lead to differences between the market price of the ETF’s shares and the underlying value of its shares.

Comment 18. In the Fund’s concentration policy as disclosed in the SAI, the Fund does not address whether asset backed securities represent an industry or group of industries. A fund must assess which industry reasonably applies for concentration purposes. Towards this end, the Fund could consider the nature of an asset backed securities underlying receivables (e.g., auto loans) to determine its industry classification for purposes of the Fund’s concentration policy. The Fund can also consider its non-mortgage related asset backed securities in one industry for concentration purposes.

Response: The Trust has added the following language to the appropriate section of the SAI:

With respect to the above fundamental investment restriction regarding concentration in a particular industry, if the Fund invests in an asset backed security the Fund will consider such investment to be issued by a member of the industry to which the issuer is tied or to the industry in which the underlying borrower of the loan is related. The industry assignment will be based on the Advisor’s assessment of which industry is most appropriate in the context of the security being examined.

If you have any questions or comments concerning this filing, please feel free to contact Ryan Charles (480-964-6008) of U.S. Bank Global Fund Services, the Trust’s administrator.

Sincerely,

Ryan Charles
Secretary
Advisor Managed Portfolios